Exhibit 99.1

Cellebrite Announces First-Quarter 2025 Results

First-Quarter 2025 revenue of $107.5 million grew 20% primarily due to 21% growth in subscription revenue

ARR grew 23% to $408.0 million

First-Quarter 2025 adjusted EBITDA of $23.7 million, 22.0% adjusted EBITDA margin

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL, May 14, 2025 – Cellebrite (NASDAQ: CLBT), a global leader in premier Digital Investigative solutions for the public and private sectors, today announced financial results for the three months ending March 31, 2025.

“Cellebrite delivered strong 23% ARR growth while pairing solid revenue expansion with prudent spending to drive 34% year-over-year growth in adjusted EBITDA and a 22% margin,” stated Thomas E. Hogan, Cellebrite’s interim CEO. “The strength of our total performance was a byproduct of our global diversification and the range of our solutions across federal, state and local, defense, intelligence and private sectors.”

First-Quarter 2025 Financial Highlights

●	Revenue of $107.5 million, up 20% year-over-year

●	Subscription revenue was $95.8 million, up 21% year-over-year

●	Annual Recurring Revenue (ARR) of $408.0 million, up 23% year-over-year

●	Recurring revenue dollar-based net retention rate of 121%

●	GAAP gross profit and gross margin of $90.1 million and 83.7%, respectively; Non-GAAP gross profit and gross profit margin of $90.8 million and 84.4%, respectively

●	GAAP net income of $17.4 million; Non-GAAP net income of $26.2 million

●	GAAP diluted earnings per share of $0.07; Non-GAAP diluted earnings per share of $0.10

●	Adjusted EBITDA and Adjusted EBITDA margin of $23.7 million and 22.0%, respectively

First-Quarter 2025 and Recent Business & Operational Highlights

Innovation

●	On May 6, 2025, Cellebrite announced its Spring 2025 Release, introducing the Cellebrite Cloud and AI-powered innovations across its portfolio. These enhancements are already playing an important role in helping customers modernize their digital workflows, speed up their investigations and elevate operational productivity and efficiency. With more customers adopting a broader range of the Company’s integrated portfolio, Cellebrite is evolving its Case-to-Closure (C2C) Platform into the next-generation Digital Investigation Platform.

Go-to-Market

●	From March 31 through April 2, 2025, Cellebrite hosted its inaugural user conference, which was attended by approximately 700 attendees from approximately 350 agencies and enterprises spanning 27 different countries. A highlight of the event was the first-ever Digital Justice Awards, during which Cellebrite celebrated some of the brightest minds and sharpest technical skillsets in digital investigations, awarding “Justies” to 10 winners who distinguished themselves and their agencies over the past year.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

“Cellebrite delivered top-line results for the first quarter that were in line with our plans while disciplined spending enabled us to outperform our Q1 profitability targets,” said Dana Gerner, Cellebrite’s CFO. “Our outlook for the second quarter reflects our expectation that the current U.S. Federal spending environment will persist into the second quarter and that prudent management of our cost structure will enable us to continue converting top-line growth into strong profitability. We are maintaining our full year 2025 ARR and EBITDA targets while adjusting our full-year 2025 revenue targets to reflect the timing of net new business in the second half of our year, combined with lower anticipated one-time professional services revenue from the U.S. Federal vertical.”

The Company’s second-quarter and full-year expectations for 2025 are as follows:

	Second-Quarter 2025 Expectations (as of 5/14/25)	Full-Year 2025 Expectations (as of 5/14/25)
ARR	$416 million - $426 million	$480 million - $495 million
Annual growth	20% - 23%	21% - 25%
Revenue	$110 million - $116 million	$470 million - $485 million
Annual growth	15% - 21%	17% - 21%
Adjusted EBITDA	$26 million - $28 million	$113 million - $123 million
Adjusted EBITDA margin	~24%	24% - 25%

Conference Call Information

Cellebrite will host a live conference call and webcast later this morning to review the Company’s financial results for the first quarter of 2025 and discuss its outlook for 2025. Pertinent details include:

Date:	Wednesday, May 14, 2025
Time:	8:30 a.m. ET
Call-In Number:	203-518-9783 / 800-267-6316
Conference ID:	CLBTQ125
Event URL:	https://investors.cellebrite.com/events/event-details/cellebrite-q1-2025-financial-results-conference-call-webcast
Webcast URL:	https://edge.media-server.com/mmc/p/ygvqnbau

In conjunction with the conference call and webcast, historical financial tables and supplemental data will be available on the quarterly results section of the Company’s investor relations website at https://investors.cellebrite.com/financial-information/quarterly-results.

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP EPS and Adjusted EBITDA is helpful to investors. These measures, which the Company refers to as its non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period, and offer investors and management greater visibility into the underlying performance of its business. Mainly:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations; and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to the Company’s underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of each of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release, which is also available on our website at https://investors.cellebrite.com.

In regard to forward-looking non-GAAP guidance, we are not able to reconcile the forward-looking Adjusted EBITDA measure to the closest corresponding GAAP measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, tax expense, depreciation and amortization expense, and certain financing and tax items.

This press release also includes key performance indicators, including annual recurring revenue and dollar-based retention rate.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.

References to Websites and Social Media Platforms

References to information included on, or accessible through, websites and social media platforms do not constitute incorporation by reference of the information contained at or available through such websites or social media platforms, and you should not consider such information to be part of this press release.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, estimated financial information for the second quarter of 2025 and for fiscal year 2025 and certain statements such as our outlook for the second quarter reflects our expectation that the current U.S. Federal spending environment will persist into the second quarter and that prudent management of our cost structure will enable us to continue converting top-line growth into strong profitability; and we are maintaining our full year 2025 ARR and EBITDA targets while adjusting our full-year 2025 revenue targets to reflect the timing of net new business in the second half of our year, combined with lower anticipated one-time professional services revenue from the U.S. Federal vertical. Such forward-looking statements including those with respect to 2025 revenue and annual recurring revenue, profitability and earnings as well as commentary associated with future performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s digital investigation solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; Cellebrite’s dependency on its customers renewing their subscriptions and purchasing new subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with Cellebrite’s dependency on third parties for supplying components or services and with higher costs or unavailability of materials used to create its hardware product components; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to recruit, train and retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions against cyber-attacks, information technology system breaches or disruptions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war, the increased tension between Israel and Iran and its proxies, including the ongoing hostilities between Israel and Hezbollah, and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations, including due to fluctuations in foreign currency exchange rates, rising global inflation and exposure to regions subject to political or economic instability; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on March 18, 2025, and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its global customers to protect and save lives by enhancing digital investigations and intelligence gathering to accelerate justice in communities around the world. Cellebrite’s AI-powered Digital Investigation Platform enables customers to lawfully access, collect, analyze and share digital evidence in legally sanctioned investigations while preserving data privacy. Thousands of public safety organizations, intelligence agencies, and businesses rely on Cellebrite’s digital forensic and investigative solutions—available via cloud, on-premises, and hybrid deployments—to close cases faster and safeguard communities. To learn more, visit us at www.cellebrite.com, https://investors.cellebrite.com and find us on social media @Cellebrite.

Contacts:

Investors Relations

Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com

+1 973.206.7760

Media

Jackie Labrecque

Sr. Manager of Content Strategy and Operations

jackie.labrecque@cellebrite.com

+1 771.241.7010

Cellebrite DI Ltd.

First-Quarter 2025 Results Summary

(U.S Dollars in thousands)

	For the three months ended
	March 31,
	2025	2024

Revenue	107,549	89,582
Gross profit	90,059	76,318
Gross margin	83.7%	85.2%
Operating income	12,268	9,247
Operating margin	11.4%	10.3%
Net income (loss)	17,400	(71,372)
Cash flow from operating activities	20,878	10,041

Non-GAAP Financial Data:
Operating income	21,971	15,879
Operating margin	20.4%	17.7%
Net income	26,179	16,866
Adjusted EBITDA	23,676	17,632
Adjusted EBITDA margin	22.0%	19.7%

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	March 31,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$90,475	$191,659
Short-term deposits	177,754	153,746
Marketable securities	141,257	101,818
Trade receivables (net of allowance for credit losses of $661 and $594 as of March 31, 2025 and December 31, 2024, respectively)	81,142	82,358
Prepaid expenses and other current assets	17,625	23,246
Contract acquisition costs	6,260	5,827
Inventories	8,969	8,939
Total current assets	523,482	567,593

Non-current assets
Other non-current assets	6,897	7,682
Marketable securities	100,305	36,601
Deferred tax assets, net	11,545	11,072
Property and equipment, net	17,766	16,995
Intangible assets, net	10,922	11,306
Operating lease right-of-use assets, net	10,261	10,604
Goodwill	28,714	28,714
Total non-current assets	186,410	122,974
Total assets	$709,892	$690,567

Liabilities and shareholders’ equity
Current Liabilities
Trade payables	$10,214	$11,077
Other accounts payable and accrued expenses	53,932	63,330
Deferred revenues	219,442	216,970
Operating lease liabilities	4,210	4,125
Total current liabilities	287,798	295,502

Long-term liabilities
Other long-term liabilities	6,566	6,954
Deferred revenues	45,641	45,247
Operating lease liabilities	6,393	6,844
Total long-term liabilities	58,600	59,045
Total liabilities	346,398	354,547

Shareholders’ equity
Share capital	*)	*)
Additional paid-in capital	510,153	498,883
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	890	2,086
Accumulated deficit	(147,464)	(164,864)
Total shareholders’ equity	363,494	336,020
Total liabilities and shareholders’ equity	$709,892	$690,567

*)	Less than 1 USD

Cellebrite DI Ltd.

Condensed Consolidated Statements of Income

(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2025	2024

Revenue:
Subscription services	$76,688	$62,103
Term-license	19,141	17,119
Total subscription	95,829	79,222
Other non-recurring	4,411	3,568
Professional services	7,309	6,792
Total revenue	107,549	89,582

Cost of revenue:
Subscription services	7,332	5,798
Term-license	—	—
Total subscription	7,332	5,798
Other non-recurring	3,301	3,094
Professional services	6,857	4,372
Total cost of revenue	17,490	13,264

Gross profit	$90,059	$76,318

Operating expenses:
Research and development	27,277	23,197
Sales and marketing	38,768	32,059
General and administrative	11,746	11,815
Total operating expenses	$77,791	$67,071

Operating income	$12,268	$9,247
Financial income (expense), net	7,060	(78,576)
Income (loss) before tax	19,328	(69,329)
Tax expense	1,928	2,043
Net income (loss)	$17,400	$(71,372)

Earnings (losses) per share
Basic	$0.07	$(0.36)
Diluted	$0.07	$(0.36)

Weighted average shares outstanding
Basic	237,246,654	196,823,502
Diluted	249,302,220	196,823,502

Other comprehensive income:
Unrealized loss on hedging transactions	(779)	(524)
Unrealized income (loss) on marketable securities	64	(220)
Currency translation adjustments	(481)	1,183
Total other comprehensive (loss) income, net of tax	(1,196)	439
Total other comprehensive income (loss)	$16,204	$(70,933)

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2025	2024

Cash flow from operating activities:
Net income (loss)	$17,400	$(71,372)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation and RSU’s	8,777	5,696
Amortization of premium, discount and accrued interest on marketable securities	(523)	(547)
Depreciation and amortization	2,631	2,680
Interest income from short-term deposits	(2,380)	(2,828)
Deferred tax assets, net	(386)	(626)
Remeasurement of Warrant liability	—	22,587
Remeasurement of Restricted Sponsor Shares liability	—	18,885
Remeasurement of Price Adjustment Shares liability	—	40,367
Decrease in trade receivables	1,721	15,258
Increase (decrease) in deferred revenue	992	(13,406)
Decrease in other non-current assets	785	609
Decrease in prepaid expenses and other current assets	5,480	1,967
Changes in operating lease right-of-use assets	1,156	1,328
Changes in operating lease liability	(1,179)	(1,269)
(Increase) decrease in inventories	(10)	677
Decrease in trade payables	(1,046)	(1,142)
Decrease in other accounts payable and accrued expenses	(12,152)	(9,434)
(Decrease) increase in other long-term liabilities	(388)	611
Net cash provided by operating activities	20,878	10,041

Cash flows from investing activities:
Purchases of property and equipment	(2,339)	(1,495)
Purchase of Intangible assets	—	(625)
Investment in marketable securities	(129,956)	(68,392)
Proceeds from maturity of marketable securities	27,419	15,045
Investment in short-term deposits	(84,000)	(43,000)
Redemption of short-term deposits	62,372	16,872
Net cash used in investing activities	(126,504)	(81,595)

Cash flows from financing activities:
Exercise of options to shares	2,493	4,319
Proceeds from Employee Share Purchase Plan	1,127	750
Net cash provided by financing activities	3,620	5,069

Net decrease in cash and cash equivalents	(102,006)	(66,485)
Net effect of Currency Translation on cash and cash equivalents	822	(600)
Cash and cash equivalents at beginning of period	191,659	189,517
Cash and cash equivalents at end of period	$90,475	$122,432

Supplemental cash flow information:
Income taxes paid	$806	$791
Non-cash activities
Operating lease liabilities arising from obtaining right-of-use assets	$813	$89

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Cost of revenue	$17,490	$13,264
Less:
Share-based compensation	750	430
Acquisition-related costs	—	2
Non-GAAP cost of revenue	$16,740	$12,832

	For the three months ended
	March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Gross profit	$90,059	$76,318
Share-based compensation	750	430
Acquisition-related costs	—	2
Non-GAAP gross profit	$90,809	$76,750

	For the three months ended
	March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Operating expenses	$77,791	$67,071
Less:
Share-based compensation	8,027	5,266
Amortization of intangible assets	926	927
Acquisition-related costs	—	7
Non-GAAP operating expenses	$68,838	$60,871

	For the three months ended
	March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Operating income	$12,268	$9,247
Share-based compensation	8,777	5,696
Amortization of intangible assets	926	927
Acquisition-related costs	—	9
Non-GAAP operating income	$21,971	$15,879

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Net income (loss)	$17,400	$(71,372)
Share-based compensation	8,777	5,696
Amortization of intangible assets	926	927
Acquisition-related costs	—	9
Tax income	(924)	(233)
Finance expense from financial derivatives	—	81,839
Non-GAAP net income	$26,179	$16,866

Non-GAAP Earnings per share:
Basic	$0.11	$0.08
Diluted	$0.10	$0.08

Weighted average shares outstanding:
Basic	237,246,654	196,823,502
Diluted	252,456,562	211,256,086

	For the three months ended
	March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Net income (loss)	$17,400	$(71,372)
Financial (income) expense, net	(7,060)	78,576
Tax expense	1,928	2,043
Share-based compensation	8,777	5,696
Amortization of intangible assets	926	927
Acquisition-related costs	—	9
Depreciation expenses	1,705	1,753
Adjusted EBITDA	$23,676	$17,632